Sun Life Financial reports
record operating EPS, up 12.3% over Q3 2004
Operating ROE hits 13.1%
Toronto — October 27, 2005 — Sun Life Financial Inc. (TSX/NYSE: SLF) today announced record operating earnings per share (EPS) of $0.82 for the quarter ended September 30, 2005, up 12.3%, or 18% in constant currency over the third quarter of 2004. Operating return on equity (ROE) grew to 13.1% for the quarter, up from 11.9% in 2004. Operating earnings exclude a $51 million after-tax charge to earnings related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum). Including this charge, EPS were $0.74 for the quarter and ROE for the third quarter of 2005 was 11.7%.
“Our activity this quarter reflects our continued focus on building a sizeable presence in select international markets,” said Donald A. Stewart, Chief Executive Officer. “This quarter we undertook several initiatives to strengthen our operations in Asia and position the Company for profitable long-term growth. The acquisition of CMG Asia Limited and CommServe Financial Limited will increase profits and market share, and positions us for future expansion into Southeast China. In India, the acquisition of Alliance Capital Mutual Fund increased our assets under management to $3.5 billion. And in China, we started operations in our third city, Hangzhou.”
Paul W. Derksen, Executive Vice-President and Chief Financial Officer, noted, “The results for this quarter demonstrate our continued ability to deliver on key commitments to shareholders. Despite the adverse impact of currency, operating ROE increased by 120 basis points to 13.1% and operating EPS were up 12.3% compared to a year ago. We are also on track to meet or exceed our share buy-back objective of $500 million for the year.”
Financial Highlights
•	Operating ROE increased 120 basis points to 13.1% from 11.9% in the third quarter of 2004, exceeding the Company’s goal to increase its operating ROE by 75 to 100 basis points for the year.

•	Operating EPS for the quarter increased 12.3% compared to the third quarter of 2004. Excluding the negative impact of the Canadian dollar’s appreciation against foreign currencies, operating EPS were up 18% for the quarter. This result exceeded the Company’s 2005 target of 10% constant currency earnings growth.

•	In the third quarter of 2005, Sun Life Financial Inc. repurchased approximately 2 million common shares at an average price of $43.91 under its share repurchase program. Year-to-date 11.5 million shares have been repurchased for $464 million, on track to meet or exceed the stated objective of $500 million for the year.

•	Sun Life Financial Inc. issued $325 million of Non-Cumulative Preferred Shares, Series 2 priced at $25 per share and paying non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. The offering closed on July 15, 2005 and provides Sun Life Financial with attractive, low-cost capital.
Third Quarter 2005 / www.sunlife.com     1

Business Highlights
Corporate Developments
•	Sun Life Financial closed the acquisition of CMG Asia and CommServe Financial on October 18, 2005. As a result of the transaction, Sun Life Financial Hong Kong is now among the top ten life insurance organizations in Hong Kong as measured by sales, with a proprietary sales force of approximately 1,700 advisors. The transaction is expected to be accretive to earnings and ROE in 2006.

•	Consistent with its ongoing focus on building scale in core strategic markets and exiting those where it does not have a meaningful presence, Sun Life Financial sold its 31.72% interest in Cuprum, a Chilean pension manager.

•	Sun Life Financial has been selected as one of Canada’s Top 100 employers out of more than 7,500 employers who were invited to compete in the annual listing published by Maclean’s magazine.
Sun Life Financial Canada (SLF Canada)
•	Focused efforts on asset retention in Group Retirement Services continued to produce positive results as retained assets were $135 million for the quarter and $346 million year-to-date, a 65% increase over last year.

•	Group Retirement Services continued to lead the Canadian market, with 48% of defined contribution pension sales for the first half of 2005.

•	Group Benefits strengthened its mandate with Canada Post by securing the Life Benefits plan for its 64,000 members.

•	Individual insurance sales in the third quarter were up 20% over the third quarter of 2004, reflecting productivity gains in the Clarica Sales Force and continued growth in the wholesale channel.
Sun Life Financial U.S. (SLF U.S.)
•	The variable annuity suite of products is being enhanced with the launch of a new guaranteed living benefit, Secured ReturnsSM for Life. This new rider includes a guaranteed withdrawal benefit for life, while maintaining the innovative feature of Sun Life Financial’s Secured ReturnsSM 2 rider – a refund of fees if the guarantee is not needed.

•	Group Life & Health showed strong growth, with gross sales up US$22 million or 51% over third quarter 2004. Business in force grew 19% since the third quarter of last year.

•	Individual Life announced the introduction of Sun ValueSM Single Premium Universal Life Insurance in New York, featuring simplified underwriting processes. Sun ValueSM is available to customers through financial institutions in New York State and will soon be available to bank and credit union customers in other states.
MFS Investment Management (MFS)
•	MFS generated positive net flows for the fourth consecutive quarter, producing US$1.4 billion in net sales during the third quarter of 2005. Year-to-date net flows were US$5.6 billion, up US$14.6 billion compared to the same period in 2004.
2     Sun Life Financial Inc. / Third Quarter 2005

•	Assets under management (AUM) increased US$7 billion to US$157.4 billion at the end of September 2005.

•	MFS has consolidated multiple offshore retail fund families into new MFS Meridian Funds registered in Luxembourg, with over US$6 billion in assets. The new MFS Meridian Funds offer investors in markets across Europe a comprehensive and flexible range of investment choices. The Funds are Euro dollars, pounds sterling and U.S. dollar denominated and offer both accumulation and income shares.
Sun Life Financial Asia (SLF Asia)
•	Birla Sun Life Asset Management Company Limited (BSLAMC) expanded its operations with the acquisition of the Indian mutual fund business of Alliance Capital Mutual Fund. BSLAMC now has approximately CDN$3.5 billion under management.

•	Sun Life Everbright extended its reach by commencing operations in Zhejiang province with the opening of a third branch office in the provincial capital city of Hangzhou.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, operating ROE, financial performance measures prepared on a constant currency basis and ROE for the Company’s business segments. Information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis and its Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
The financial results presented in this document are unaudited.
Analysts’ Conference Call
The Company’s third quarter 2005 financial results will be reviewed at a conference call today at 4:00 p.m. ET. To listen to the call via live audio webcast and to view the presentation slides, please visit our website and double click the Q3 Results link from the homepage 10 minutes prior to the start of the presentation. A link to our webcast page, where you can access the webcast, will be provided along with links to related information. The webcast and presentation will be archived on our website following the event.
Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2005, the Sun Life Financial group of companies had total assets under management of $374 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Third Quarter 2005 / www.sunlife.com     3

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.Jantzi@sunlife.com	investor.relations@sunlife.com
4     Sun Life Financial Inc. / Third Quarter 2005

Management’s Discussion & Analysis
for the period ended September 30, 2005
Dated October 27, 2005
Earnings and Profitability

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues ($mm)	5,530	6,026	5,119	5,269	5,390	16,675	16,479
Common Shareholders’ Net Income ($mm)	430	477	458	438	439	1,365	1,242
Operating Earnings[1]($mm)	481	477	458	438	439	1,416	1,301
Earnings Per Common Share (EPS) ($)	0.74	0.81	0.77	0.74	0.73	2.32	2.07
Operating EPS[1]($)	0.82	0.81	0.77	0.74	0.73	2.40	2.17
Fully diluted operating EPS[1]($)	0.82	0.81	0.77	0.73	0.73	2.40	2.16
Return on Common Equity (ROE) (%)	11.7	13.0	12.6	12.1	11.9	12.6	11.4
Operating ROE[1](%)	13.1	13.0	12.6	12.1	11.9	13.0	11.9
Average Common Shares Outstanding (mm)	584.2	587.4	591.8	595.2	598.7	587.8	599.8
S&P 500 Index (daily average)	1,223	1,181	1,192	1,162	1,104	1,199	1,120
S&P 500 Index (close)	1,229	1,191	1,181	1,212	1,115	1,229	1,115
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Sun Life Financial Inc.2 reported common shareholders’ net income of $430 million for the third quarter ended September 30, 2005, down $9 million from $439 million in 2004. The decline in common shareholders’ net income was largely due to a $51 million charge to earnings, related to the sale of Administradora de Fondos de Pensiones Cuprum S.A. (Cuprum) announced on August 12, 2005. The loss on the sale arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998. The currency loss was previously reflected in the equity of Sun Life Financial and therefore this charge had a minimal effect on the consolidated capital position of the Company. The impact of this charge was largely offset by higher earnings generated across the Company’s business groups. ROE for the third quarter of 2005 was 11.7% compared with 11.9% for the third quarter of 2004. EPS were $0.74 compared with $0.73 in the prior year.
Operating EPS, which does not include the charge from the sale of Cuprum, were $0.82 for the third quarter of 2005 up 12.3%, 18% on a constant currency basis, from the third quarter of 2004. SLF Canada, SLF U.S. and MFS all contributed to the improvement in earnings. Operating ROE reached 13.1%, up 120 basis points from the third quarter of 2004.
Common shareholders’ net income of $1.4 billion for the first nine months of 2005 was $123 million higher than for the comparable period of 2004 and EPS of $2.32 for the first nine months of 2005 were 12.1% higher than EPS of $2.07 in the same period of 2004.
The Company reported operating EPS of $2.40 for the first nine months of 2005, up 10.6% compared to the first nine months in 2004 as a result of increased operating earnings across all business units despite the

[1]	See “Use of Non-GAAP Financial Measures”. Operating earnings, operating EPS and operating ROE exclude the charge of $51 million related to the sale of Cuprum taken in the third quarter of 2005 and the $59 million regulatory charge against MFS taken in the first quarter of 2004.

[2]	Or together with its subsidiaries and joint ventures “the Company” or “Sun Life Financial”.
Third Quarter 2005 / www.sunlife.com     5

Management’s Discussion & Analysis
adverse impact of currency, and share repurchases. Operating ROE increased 110 basis points to 13.0% for the first nine months of 2005, up from 11.9% for the first nine months of 2004.
Performance by Business Group
The Company has five reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, and Corporate. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a “non-GAAP” financial measure as outlined under “Use of Non-GAAP Financial Measures”. Additional details concerning the segments and the purpose and use of the segmented information are outlined in Note 6 to Sun Life Financial Inc.’s third quarter 2005 Interim Consolidated Financial Statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
SLF Canada

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues ($mm)	2,120	2,104	2,146	2,029	1,960	6,370	6,133
Premiums & Deposits ($mm)	3,501	3,800	5,412	3,900	3,942	12,713	12,856
Common Shareholders’ Net Income ($mm)
Individual Insurance & Investments	128	145	168	126	121	441	385
Group Benefits	69	54	38	63	66	161	189
Group Retirement Services & Institutional Investments	31	37	39	35	34	107	97

Total	228	236	245	224	221	709	671
ROE (%)	13.5	14.2	14.8	13.7	13.4	14.3	13.5
Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004 and first quarter of 2005.
In the third quarter of 2005, SLF Canada’s earnings were up slightly over the third quarter of 2004, primarily due to lower new business strain as a result of expense improvements along with improved mortality and morbidity experience. Premiums and deposits for the third quarter of 2005 were $3.5 billion, down 11% from the third quarter of 2004 due to lower institutional investment sales. Premiums and deposits (excluding institutional investment sales) were up 18% reflecting growth in Group Benefits in force business, Group Retirement Services deposits and sales of CI Financial Inc. (CI Financial) mutual funds by the Clarica Sales Force.
Year-to-date earnings increased by 6% over the same period in 2004 primarily due to favourable mortality experience, increased fee income in Group Retirement Services & Institutional Investments, favourable credit experience, and increased earnings from the investment in CI Financial, partially offset by lower first quarter Group Benefits results. Year-to-date ROE increased 80 basis points over the same period in 2004.
•	Individual Insurance & Investments earnings increased 6% over the third quarter of 2004 due to higher investment income, lower unit costs and improved earnings from the investment in CI Financial.

•	Improved morbidity experience and changes to reinsurance arrangements contributed to the 5% earnings growth in Group Benefits over the third quarter of 2004.

•	The reduction in Group Retirement Services & Institutional Investments earnings over the third quarter of 2004 was attributable to more favourable mortality experience in the third quarter of 2004.
6     Sun Life Financial Inc. / Third Quarter 2005

Management’s Discussion & Analysis
SLF U.S.

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues (US$mm)	2,020	2,281	1,539	1,825	1,832	5,840	5,420
Revenues (C$mm)	2,443	2,835	1,889	2,228	2,399	7,167	7,201
Common Shareholders’ Net Income (US$mm)
Annuities	78	72	34	45	44	184	139
Individual Life	21	20	25	19	19	66	62
Group Life & Health	10	15	6	12	7	31	23

Total (US$mm)	109	107	65	76	70	281	224
Total (C$mm)	133	132	81	93	92	346	298
ROE (%)	13.6	13.8	8.6	10.5	9.9	12.1	10.4
Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.
The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$12 million in the third quarter of 2005 compared to the third quarter of 2004 and by CDN$28 million for the first nine months of 2005.
Third quarter 2005 earnings of US$109 million were 56% higher than in the third quarter of 2004. The third quarter of 2005 benefited from stronger equity markets performance and improved interest spreads. Year-to-date earnings of US$281 million were US$57 million, or 25%, higher than in the prior year, due to increased earnings in all lines of business, most notably Annuities.
•	Annuities earnings increased US$34 million compared to the third quarter of 2004 and US$45 million year-to-date as a result of improved fixed annuity spreads and increased earnings from equity market movement. Improvements in fixed annuity spreads were the result of interest rate management, improved investment income and strong credit performance.

•	Group Life & Health earnings increased $3 million compared to the third quarter of 2004 due to improved mortality. Year-to-date earnings increased $8 million over 2004 primarily as a result of improved persistency and claims experience.
MFS Investment Management

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues (US$mm)	342	332	332	330	316	1,006	976
Revenues (C$mm)	412	413	407	402	414	1,232	1,298
Common Shareholders’ Net Income/(Loss) (US$mm)	38	34	37	36	32	109	52
Operating Earnings (US$mm)	38	34	37	36	32	109	97
Common Shareholders’ Net Income/(Loss) (C$mm)	46	42	46	44	42	134	70
Operating Earnings (C$mm)	46	42	46	44	42	134	129
Average Net Assets (US$B)	155	147	145	140	132	149	138
Assets Under Management (US$B)	157	150	145	146	134	157	134
Net Sales/(Redemptions) (US$B)	1.4	3.5	0.7	0.1	(2.5)	5.6	(9.0)
Market Movement (US$B)	6.3	1.8	(2.4)	12.1	(0.9)	5.7	2.7
S&P 500 Index (daily average)	1,223	1,181	1,192	1,162	1,104	1,199	1,120
Third Quarter 2005 / www.sunlife.com     7

Management’s Discussion & Analysis
MFS contributed net income of CDN$46 million for the third quarter of 2005. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$4 million in the third quarter of 2005 compared to the third quarter of 2004.
Net sales were US$1.4 billion in the third quarter of 2005 compared to net sales of US$3.5 billion in the previous quarter and net redemptions of US$2.5 billion during the third quarter a year ago. Strong positive net flows from institutional clients more than offset outflows of assets in retail mutual funds and annuities. MFS has experienced four consecutive quarters of positive net flows. Total assets under management grew 5% to US$157 billion driven by market returns and positive net sales in the third quarter.
Growth in average net assets of 17% to US$155 billion in the third quarter of 2005 from a year ago increased current quarter revenues by US$26 million to US$342 million, supporting earnings growth to US$38 million in the third quarter of 2005, up 19% from the third quarter of 2004. On a year-to-date basis, revenues were US$30 million higher in 2005 at US$1,006 million and operating earnings improved by US$12 million or 12%. Net sales on a year-to-date basis were US$5.6 billion, up US$14.6 billion compared to the first nine months of 2004.
SLF Asia

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues ($mm)	178	205	214	239	189	597	529
Common Shareholders’ Net Income ($mm)	10	19	6	18	10	35	27
ROE (%)	9.8	17.6	5.4	16.8	9.3	10.8	8.2
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Revenues in the third quarter of 2005 were down 6% compared to the third quarter of 2004, largely due to lower single premium sales and weakening of the operating currencies relative to the Canadian dollar. In constant currency, revenues were up 3%. Revenues for the first nine months of 2005 increased by $68 million or 13% over the first nine months of 2004 reflecting ongoing business growth. On a constant currency basis, revenues for the first nine months were up $115 million, or 22%, over 2004 revenues. Second quarter 2005 revenues were higher than third quarter 2005 mostly due to sales seasonality in India.
Net income in the third quarter of 2005 was unchanged from the third quarter of 2004. Net income for the first nine months of 2005 was up $8 million, or $10 million in constant currency compared to the same period in 2004. The increase was largely due to the favourable resolution of a tax issue in the second quarter of 2005. Third quarter 2005 net income was down $9 million compared to the second quarter 2005 mostly due to the favourable resolution of a tax issue and to higher investment income in the second quarter 2005.
Corporate
Corporate includes the results of Sun Life Financial’s U.K. (SLF U.K.) operations, the Reinsurance business unit and Run-off Reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups. Run-off Reinsurance is included in Other operations.
8     Sun Life Financial Inc. / Third Quarter 2005

Management’s Discussion & Analysis

	Quarterly Results					Year to Date
	Q3/05	Q2/05	Q1/05	Q4/04	Q3/04	2005	2004
Revenues ($mm)	454	538	530	477	534	1,522	1,660

Common Shareholders’ Net Income/(Loss) ($mm)
SLF U.K.	48	39	47	45	39	134	128
Reinsurance	(6)	15	14	26	21	23	46
Other	(29)	(6)	19	(12)	14	(16)	2

Total	13	48	80	59	74	141	176
Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Common shareholders’ net income of $13 million for the third quarter of 2005 reflected strong earnings in SLF U.K., the net loss on the sale of Cuprum and a strengthening of Reinsurance reserves.
•	Prior year earnings in SLF U.K. reflected poor mortality experience in the Group Life block of business, which is now substantively run off following the sale of the renewal rights on this business in 2003.

•	The current quarter results in Reinsurance reflected the impact of actuarial assumption and methodology changes on in-force business in addition to poor mortality experience in the quarter.

•	The loss of $29 million in Corporate Other reflected the net loss of $51 million on the Cuprum sale and foreign exchange losses which were partially offset by the resolution of a prior year tax issue.
Year-to-date common shareholders’ net income of $141 million reflected currency gains on the repatriation of capital from the U.K. in the first six months of 2005 which were more than offset by the aforementioned loss on the disposition of Cuprum, higher project costs, the assumption changes in Reinsurance and the write-off of redundant software.
Additional Financial Disclosure
Revenue
Under Canadian GAAP, premium revenue includes annuity premiums, which are not included as revenue under U.S. GAAP and are not included as revenue for similar products sold by other financial institutions.
Revenues increased to $5.5 billion in the third quarter of 2005 from $5.4 billion in the comparable period a year ago. Excluding the unfavourable impact of $305 million due to the strengthening of the Canadian dollar against foreign currencies, revenues increased $445 million primarily due to higher premiums in Canada and the U.S., increased investment income reflecting favourable capital market conditions, and asset management fees earned on higher asset levels, partially offset by lower U.S. fixed annuity premiums.
Premium revenue was $3.3 billion in the third quarter of 2005, unchanged from the same quarter last year. Excluding the unfavourable impact of $175 million due to the strengthening of the Canadian dollar against foreign currencies, premium revenue was up 7% primarily due to higher group health insurance premiums in Canada and the US$300 million sale of medium-term notes, partially offset by lower fixed annuity premiums in the U.S.
Third quarter 2005 net investment income was up $54 million or 4% from the third quarter of 2004. This increase was primarily due to derivative gains reflecting improving capital market conditions and favourable credit experience, partially offset by an unfavourable impact of $77 million due to the strengthening of the Canadian dollar against foreign currencies and the charge relating to the sale of Cuprum.
Third Quarter 2005 / www.sunlife.com     9

Management’s Discussion & Analysis
Fee income of $730 million in the third quarter of 2005 was up $31 million from the same period in the previous year. Before an unfavourable currency impact of $52 million, fee income was up $83 million primarily due to asset management fees earned on higher asset levels.
Total revenue of $16.7 billion for the nine months ended September 30, 2005 was $196 million higher than the same period in 2004. Increases due to the US$900 million sale of medium-term notes, higher group health premiums in Canada, increases in individual insurance premiums in Asia and higher investment income were partially offset by an $853 million reduction due to the strengthening of the Canadian dollar against foreign currencies, lower U.S. annuity premiums and lower U.K. life insurance premiums primarily reflecting the sale of SLF U.K.’s group life renewal rights in 2003.
Assets Under Management
AUM were $373.8 billion at September 30, 2005 compared to $377.1 billion at June 30, 2005, and $355.4 billion at September 30, 2004. The decrease of $3.3 billion between June 30, 2005 and September 30, 2005, was primarily the result of an unfavourable change of $15.7 billion due to currency fluctuations, partially offset by:
(i)	an increase of $11.2 billion from market movements, and

(ii)	net sales of mutual, managed and segregated funds of $1.1 billion.
AUM increased $18.4 billion between September 30, 2004 and September 30, 2005 primarily due to continued business growth and:
(i)	an increase of $32.3 billion from higher capital markets, and

(ii)	$8.9 billion of net sales of mutual, managed and segregated funds, partially offset by a

(iii)	$25.6 billion decrease from the strengthening of the Canadian dollar against foreign currencies.
Changes in the Balance Sheet and Shareholders’ Equity
Total general fund assets were $107.9 billion at September 30, 2005, compared to $111.1 billion a year earlier. Increases due to business growth, primarily in SLF U.S. and SLF Asia, were more than offset by a reduction of $5.9 billion due to the strengthening of the Canadian dollar against foreign currencies.
Total general fund assets at September 30, 2005 were $111 million higher than December 31, 2004. The increase due to business growth primarily in SLF Canada and SLF U.S. was mostly offset by a reduction of $2.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities of $76.2 billion at September 30, 2005 were $1.7 billion lower than at September 30, 2004. An increase of $2.7 billion primarily due to the growth in the SLF Canada and SLF U.S. operations was more than offset by a reduction of $4.3 billion due to the strengthening of the Canadian dollar against foreign currencies.
Actuarial and other policy liabilities were $76.2 billion at September 30, 2005, unchanged from December 31, 2004, as growth primarily in SLF Canada and SLF U.S. was largely offset by a $2.0 billion decrease due to the strengthening of Canadian dollar against the other foreign currencies during the period.
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, increased from $14.3 billion at December 31, 2004 to $15.2 billion at September 30, 2005. Shareholders’ net income, before preferred share dividends of $15 million, contributed $1.4 billion to equity, while the issuance of preferred shares added $713 million. The strengthening of the Canadian dollar against foreign currencies decreased equity by $364 million, while the adjustments to the currency translation account, outlined in Notes 3 and 11 of the third quarter interim financial statements, further lowered equity by $17 million. The increase in equity was also offset by dividend payments on common shares of $432 million and $406 million for the cost of common shares repurchased and cancelled, net of new issues for stock options.
10     Sun Life Financial Inc. / Third Quarter 2005

Management’s Discussion & Analysis
Shareholders’ equity, including Sun Life Financial Inc.’s preferred share capital, was $15.2 billion at September 30, 2005, $143 million higher than at June 30, 2005. Shareholders’ net income, before preferred share dividends of $8 million, contributed $438 million. The increase in equity was partly offset by dividend payments on common shares of $149 million and $63 million for the cost of common shares repurchased and cancelled, net of new issues for stock options. Currency fluctuations and the adjustment to the currency translation account, outlined in Note 3 of the third quarter interim financial statements, further reduced equity by $410 million.
At September 30, 2005, Sun Life Financial Inc. had 582,937,030 common shares and 29,000,000 preferred shares outstanding.
Cash Flows

	Quarterly Results		Year to Date
($mm)	Q3/05	Q3/04	2005	2004
Cash and cash equivalents, beginning of period	4,343	3,628	3,748	3,175
Cash flows provided by (used in):
Operating activities	18	672	1,918	2,173
Financing activities	72	(225)	(205)	(505)
Investing activities	(697)	(808)	(1,689)	(1,641)
Changes due to fluctuations in exchange rates	(163)	(83)	(199)	(18)

Increase in cash and cash equivalents	(770)	(444)	(175)	9

Cash and cash equivalents, end of period	3,573	3,184	3,573	3,184
Short-term securities, end of period	2,709	2,747	2,709	2,747

Total cash, cash equivalents and short-term securities	6,282	5,931	6,282	5,931

Certain comparative figures have been restated to conform with the presentation adopted in the first quarter of 2005.
Net cash, cash equivalents and short-term securities at the end of the third quarter of 2005 increased $351 million from the third quarter of 2004.
Cash and cash equivalents decreased $770 million during the third quarter of 2005 compared to a decrease of $444 million in the third quarter of 2004. Cash flows from operating activities in the third quarter of 2005 were $654 million lower than in the same period a year ago as the inflow from the sale of medium- term notes was more than offset by higher maturities and surrenders and the impact of the timing of investment transactions. Cash provided by financing activities increased $297 million mostly due to the issue of $325 million of preferred shares in July 2005, partially offset by the decreased use of borrowed funds. Cash used in investing activities was down $111 million from a year ago reflecting a lower level of net purchases of investment assets during the quarter.
The Company had net cash outflows of $175 million in the first nine months of 2005 compared to inflows of $9 million in the comparable period of 2004. Decrease in cash flows as a result of the unfavourable impact of fluctuations in exchange rates and reduced cash provided by operating activities primarily due to the timing of investment transactions were partially offset by higher cash flows provided by financing activities through the issuance of $725 million of preferred shares during the period, net of increases in share repurchases and dividend payments.
Third Quarter 2005 / www.sunlife.com     11

Management’s Discussion & Analysis
Risk Management
Sun Life Financial has developed a framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
Through its ongoing risk management procedures, Sun Life Financial reviews the various risk factors identified in the framework and reports to senior management on a monthly basis and to the Risk Review Committee of the Board quarterly. Sun Life Financial’s risk management procedures and risk factors are described in Sun Life Financial Inc.’s annual and interim MD&A and Annual Information Form (AIF). Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change as market levels change, new business is added, or as management actions are taken.
Outlook
The outlook for growth in the North American economies has not changed significantly in the third quarter of 2005, despite the sharp rise in energy prices following Hurricane Katrina. The U.S. economy is still expected to grow at a rate of 3.0% to 3.5%, with the Canadian economy in the 2.5% to 3.0% range. Both the Federal Reserve Board and the Bank of Canada are concerned about the rise of inflation and are likely to raise interest rates in response. A gradually increasing interest rate environment would generally benefit the Company’s businesses through wider spreads and lower exposure to product guarantees. In a declining interest rate environment, mitigating actions taken by the Company would limit the Company’s exposure.
Regulatory and Legal Matters
Sun Life Financial Inc. and certain of its U.S. subsidiaries are cooperating with insurance and securities regulators and other government and self-regulatory agencies in the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers, and recordkeeping requirements. Certain of these subsidiaries are engaged in discussions with U.S. regulators that may lead to settled administrative actions and a provision has been recorded for such matters in the Corporate segment. While it is not possible to predict the resolution of these matters, management expects that the ultimate resolution of these matters will not be material to the Company’s consolidated financial condition.
As previously disclosed, Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. These actions are at an early state and Sun Life Financial Inc. cannot predict their outcome at this time.
Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s annual and interim MD&A, annual and interim financial statements and AIF. Copies of these documents are available at www.sedar.com.
Use of Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. Management measures the performance of its business segments using ROE that is based on an allocation of common equity or risk
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Management’s Discussion & Analysis
capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.’s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations — Financial Publications section of Sun Life Financial’s website, www.sunlife.com.
Operating earnings, operating EPS and operating ROE exclude the $51 million charge taken in the third quarter of 2005 related to the Cuprum sale and the $59 million charge taken in the first quarter of 2004 with respect to the settlement in March 2004 of administrative proceedings by U.S. regulators against MFS.
Forward-Looking Statements
Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.
Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of Sun Life Financial Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in Sun Life Financial Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements which are available for review at www.sedar.com.
Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

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